UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 9, 2006

Metal Storm Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Level 34, Central Plaza One, 345 Queen Street BRISBANE QLD 4000
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Metal Storm Awarded Contract with StarChase LLC

US$1.2M Contract Secured

Metal Storm Limited (ASX trading code: MST; NASDAQ ticker symbol: MTSX)

BRISBANE, AUSTRALIA – 9 May 2006: Metal Storm Limited announced today it has been awarded a contract by US company StarChase LLC valued at US$1.2 million
(approximately A$1.56million).

Under the terms of the contract Metal Storm will act as the lead systems integrator on the commercialisation of the patented StarChase vehicle tagging technology. The contract requires Metal Storm to generate a production-ready configuration of the StarChase system, and to produce, implement, and provide support for a limited number of systems to be used for operational testing.

As a possible extension to the contract Metal Storm and StarChase are also considering the formalisation of a Teaming Agreement to work co-operatively on the pursuit of broader markets for the StarChase technology including extension into a variety of potential military applications in association with other Metal Storm products.

StarChase is a Virginia based company which owns enabling technologies for an accurate vehicle tagging and tracking technology called the StarChase Pursuit
Management System.  The technology provides for firing a ‘tag’ projectile onto
a target vehicle using a ballistic delivery system.   The tag attaches to the
target vehicle and allows the vehicle to be tracked from remote locations via a GPS receiver / radio transmitter embedded in the ‘tag’.  The system can provide vehicle location accuracy to within 5 metres using cellular network tracking technology.

The ability to tag and remotely track vehicles reduces the requirement for potentially dangerous and often fatal high-speed pursuits of fleeing vehicles.
Reliable estimations indicate there are in excess of 100,000 high-speed vehicle pursuits in the US every year. The vehicle tagging and tracking system has immediate applications for law enforcement and security agencies, as well as vehicle tracking in military operations such as roadblock vehicle management,

The US law enforcement market is very large. There are over 35,000 individual law enforcement agencies I the US, each with its own operating budget.

Prototype testing of the StarChase Pursuit Management System is planned for the third quarter of 2006 in conjunction with the Los Angeles Police
Department. A full roll out in the US is expected to commence in early 2007, expanding into international markets later in the year.

Ends.

Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s NASDAQ Small Cap ticker symbol: MTSX
www.metalstorm.com

Company Contact:

Investor queries:  Ian Gillespie, Chief Operating Officer – Metal Storm - Ph:
+61 7 3221 9733

About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology.  The company is headquartered in
Brisbane, Australia and incorporated in Australia, with an office in
Arlington, Virginia.

Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.

Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio.  The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system.  Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.

About Starchase
Starchase is a Virginia based, Limited Liability Company, which was formed in
October 2001 to develop and deliver the Starchase Pursuit management System.

Company Contact:
Mandy McCall
+1 757 747 9369
mmccall@starchase.org
www.starchase.org

Safe Harbour
Certain statements made herein that use the words “estimate”, “project”,
“intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities
Litigation Reform Act of 1995.  These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel.
For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited

Date: May 9, 2009	By:	James D MacDonald
	Name:	James D MacDonald
	Title:	Company Secretary